                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.            )(1)


                              McKesson Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                   Common Par
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   58155Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/99)

CUSIP No.                             13G                    Page    of    Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     McKesson Corporation Master Trust ID# 13-1027923

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     JPMorgan Chase - New York

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          16,258,868
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            16,258,868
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,258,868

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.69%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     JPM - BK
     PLAN - DC
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                             13G                    Page    of    Pages

________________________________________________________________________________
Item 1(a).  Name of Issuer:

McKesson Corporation

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

One Post Street
San Francisco, CA 94104

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

JPMorgan Chase as Trustee For

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

270 Park Avenue
New York, NY 10017

________________________________________________________________________________
Item 2(c).  Citizenship:

JPMorgan Chase - New York

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Par

________________________________________________________________________________
Item 2(e).  CUSIP Number:

58155Q103

________________________________________________________________________________
Item 2(e)

This notice is filed by JPMorgan Chase and Mckesson Profit Sharing Investment Plan (the Plan) and Trust created pursuant thereto (collectively, the filing persons)

________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [X]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [_]

CUSIP No.                             13G                    Page    of    Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 16,258,868


     (b)  Percent of class: 5.69%


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote    0 ,


          (ii)  Shared power to vote or to direct the vote  16,258,868,

          (iii) Sole power to dispose or to direct the disposition of   0 ,


          (iv)  Shared power to dispose or to direct the disposition of
                16,258,868

The plan and trust created pursuant thereto share the power to dispose or direct the disposition of 16,258,868 shares of common stock.

The 16,258,868 shares of Common Stock are held in the Trust created pursuant to the Mckesson Master Trust Agreement, dated January 1, 1988, (and as subsequently amended) between JPMorgan Chase as the Master Trustee (the Master Trustee) and Mckesson Corporation, for the benefit of participants in the Plan (Trust).

Except as set forth below, the Master Trustee is obligated under terms of the Trust and the Terms of the Plan, to vote, tender, or exchange any Common Stock beneficially owned by the Trust as directed by Participants in the Plan (the Participants).

For this purpose, each Participant acts in the capacity of a named Fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, exchange and any other rights appurtenant to such stock.

Under the terms of the Trust, the Master Trustee will vote shares of Common Stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Unallocated shares of Common Stock, together with any allocated shares for which no instructions are received (except for certain shares of Common Stock allocated to Participant accounts under the PAYSOP feature of the Plan (the PAYSOP shares), are voted by the Master Trustee in the same proportion as the shares of Common Stock for which instructions are received.

The administrators of the Plan may cause the Master Trustee to dispose of shares of Common Stock under certain limited circumstances.

The actions of the Master Trustee under the terms of the Trust, including but not limited to the provisions described above, are subject to the requirements of ERISA.

________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.




________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.



________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.



________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.



________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.



________________________________________________________________________________
Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 14, 2002
                                        ----------------------------------------
                                                        (Date)


                                                 /s/   Edward Semlies
                                        ----------------------------------------
                                                      (Signature)


                                         Edward Semlies/Assistant Vice President
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).